DATA443 RISK MITIGATION, INC.
101 J Morris Commons Ln, Suite 105
Morrisville, NC 27560-8884
919-526-1070

January 22, 2021

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance, Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeff Kauten, Esq., and Larry Spirgel, Office Chief

Re:	Data443 Risk Mitigation, Inc.
Registration Statement on Form S-1 File No. 333-251752

Mr. Kauten & Mr. Spirgel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Data443 Risk Mitigation, Inc. (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on January 26, 2021, or as soon as possible thereafter.

The Company is aware of its obligations under the Securities Act, and hereby further acknowledges as follows:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information with respect to this letter, please contact Keith Rosenbaum: keith.rosenbaum@data443.com.

Very truly yours;

DATA443 RISK MITIGATION, INC.

BY:	/s/ JASON REMILLARD
Jason Remillard, CEO & President